Exhibit 99.35

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at March 20, 2010 unless otherwise stated

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The consolidated financial statements of Lake Shore Gold Corp. (the “Corporation” or “Lake Shore Gold”) for the year ended December 31, 2009 are included in the 2009 Annual Report, which has been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be presented to the shareholders at the Annual and Special Meeting of Shareholders (the “Meeting”).

2. ELECTION OF DIRECTORS

Management proposes to nominate for election to the Corporation’s Board of Directors the persons named in the section “Election of Directors”. Please refer to that section for a biography of each nominee. All of the nominees are currently directors of the Corporation. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

Directors’ attendance at Board and committee meetings held in 2009 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.

3. APPOINTMENT OF AUDITORS

Deloitte & Touche were initially appointed auditors of the Corporation in 2002. The persons whose names are printed on the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of 181 Bay Street, Suite 1400, Toronto, Ontario, as auditors for the Corporation to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

4. APPROVAL OF UNALLOCATED OPTIONS UNDER THE OPTION PLAN

At the Meeting, shareholders will be asked to consider a resolution to approve the unallocated options, rights or other entitlements under the Corporation’s Stock Option Plan that was approved by shareholders of the Corporation at the annual meeting on May 8, 2006, as more particularly described below.

5. AMENDMENTS TO THE OPTION PLAN

At the Meeting, shareholders will be asked to consider a resolution to approve certain amendments to the Corporation’s Stock Option Plan, as more particularly described below.

6. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions of the proxyholder.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

Quorum for the Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the Proxy. The persons whose names are printed in the enclosed form of Proxy are officers or directors of Lake Shore Gold (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, Management of Lake Shore Gold knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Lake Shore Gold’s registrar and transfer agent, Computershare Investor Services Inc., 9th Floor — 100 University Avenue, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Lake Shore Gold as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Lake Shore Gold are “non-registered” shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Lake Shore Gold has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee to make sure that your Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Lake Shore Gold to forward meeting materials directly to non objecting beneficial owners. If Lake Shore Gold or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Shares on your behalf. By choosing to send these materials to you directly, Lake Shore Gold (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Lake Shore Gold, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, or in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein, which, in either case, has affected or will materially affect the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value (referred to in this Information Circular as “Shares”). All issued Shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 348,532,776 Shares issued and outstanding as at March 20, 2010. Only those shareholders of record on March 31, 2010, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Corporation which have the right to vote in all circumstances:

		Percentage of Outstanding
Name	Number of Shares	Shares
Hochschild Mining Holdings Ltd.(1)	130,540,922	37.45%

(1)                     Hochschild Mining Holdings Ltd. is a wholly owned subsidiary of Hochschild Mining plc, a publicly traded company, the shares of which trade on the London Stock Exchange.

ELECTION OF DIRECTORS

The following information concerning the proposed nominees has been furnished by each of them. All of the directors are ordinarily resident in Canada except for Roberto Danino, Ignacio Rosado and Ignacio Bustamante, who are ordinarily resident in Peru. Included in this information is information regarding directors’ committee memberships and equity ownership. All nominees are currently directors of the Corporation. Messrs. Winn, Raman and O’Connor will not be seeking re-election as directors at the Meeting. All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

		Position with the	Director
Name & Residence	Principal Occupation, Business or Employment	Corporation	Since
Alan C. Moon Calgary, AB Shares: 148,700 Options: 251,000 • Corporate Governance and Nominating Committee (Chair) • Compensation Committee	Alan C. Moon (Chair of the Board of Directors) is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon sits on the boards of Northern Superior Resources Inc., TransAtlantic Petroleum Corporation, Pembrook Mining Corporation and Avenir Diversified Income Trust.	Director, Chair of the Board of Directors	2005

Daniel G. Innes West Vancouver, BC Shares: 772,400 Options: 251,000 • Health, Safety, Environment and Community Committee

Daniel G. Innes (founder, past Chair, past President and CEO of the Corporation) holds an MSc in geology and has over 38 years’ experience in the mining industry. He is currently the president of D.G. Innes & Associates Ltd., a private consulting company. Mr. Innes was also a founding principal, director, and VP Exploration of Southwestern Resources Corp. and founder and director of Aurora Platinum Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia. Mr. Innes currently sits on the boards of FNX Mining Corporation Inc, Pembrook Mining Corp. and Zincore Metals Corp.

		Director	2003

Arnold Klassen Coquitlam, BC Shares: 12,300 Options: 161,000 • Audit Committee (Chair)

Mr. Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax with 23 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen is a director of Northern Superior Resources Inc. and Zincore Metals Inc.

		Director	2008

Ignacio Rosado Lima, Perú Shares: Nil* Options: 102,000 • Compensation Committee • Audit Committee	Mr. Rosado has been the Chief Financial Officer of the Hochschild Mining Group since 2005, and joined the board of the Hochschild Mining Group in 2008. Previously, he was Senior Engagement Manager for McKinsey & Corporation from 2000-05. Mr. Rosado began his career in banking having worked for Banco Wiese Sudameris in Peru (1992-1994) and in Banco de Crédito del Peru. Mr. Rosado holds a MBA from the University of Michigan Business School and a BSc in Economics from the Universidad del Pacífico in Peru.	Director	2008

Ignacio Bustamante Lima, Perú Shares: Nil* Options: 102,000 • Health, Safety, Environment and Community Committee

Mr. Bustamante has been with Hochschild Mining Group since 1992 and, prior to his appointment as Chief Operating Officer in January 2008, served as General Manager of the Peruvian operations. Between 1998 and 2003 he worked as Chief Financial Officer of Cementos Pacasmayo. Subsequently, he worked for Zemex Corporation, a subsidiary of Cementos Pacasmayo, based in Atlanta, Georgia, serving first as Chief Financial Officer and Vice President of Business Development and later as its President. Ignacio holds a BSc in Business and a BSc in Accounting from Universidad del Pacífico in Peru and an MBA from Stanford University.

		Director	2009

Jonathan Gill Toronto, ON Shares: Nil Options: 161,000 • Health, Safety, Environment and Community Committee (Chair)	Mr. Gill is a Professional Engineer with 48 years’ experience in the mining industry, having worked primarily with coal, sulphide nickel and laterite nickel. Since 2002 he has acted as a consultant in general mine management, and from 1990 to 2002 he was the Mines Manager for Inco in Sudbury.	Director	2008

Peter Crossgrove Toronto, ON Shares: 200,953 Options: 102,000 • Corporate Governance and Nominating Committee

Mr. Crossgrove is the Chairman and acting CEO of Excellon Resources Inc., a silver-lead and silver-zinc concentrate producer. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of Barrick Gold Corporation, QLT Inc., Dundee REIT, and Pelangio Mines Inc., and the Vice-Chairman of Detour Gold Corporation. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and a Member of the Order of Canada and a Member of the Order of Ontario.

		Director	2009

Frank Hallam Burnaby, BC Shares: 395,824 Options: 503,500 • Health, Safety, Environment and Community Committee

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. He currently serves as CFO of MAG Silver Corp. and as a director and CFO of Platinum Group Metals Ltd. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. From 1994 until 2002 he was a director and Chief Financial Officer of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was CFO of West Timmins Mining Inc. from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

		Director	2009

Roberto Danino Lima, Peru Shares: Nil* Options: 102,000 • Corporate Governance and Nominating Committee

Mr. Danino is currently Deputy Chairman of the Board of Hochschild Mining plc (“Hochschild”). He joined Hochschild in 1995, where he remained until 2001 when he left to serve in the Peruvian Government as Prime Minister and later as Peru’s Ambassador to the United States. He rejoined Hochschild in 2006, after serving as Senior Vice President and General Counsel of the World Bank Group and Secretary General of the International Centre for Settlement of Investment Disputes (ICSID). Previously, he was a partner of Wilmer, Cutler & Pickering in Washington DC and has worked for over 30 years throughout Latin America, the United States, and the United Kingdom, and was the founding General Counsel of the Inter-American Investment Corporation, the private sector arm of the Inter American Development Bank. He holds Law degrees from Harvard Law School and the Pontificia Universidad Catolica del Peru. He serves in a number of corporate and nonprofit boards in Peru, the U.K., the USA, and South Africa.

	Director	2009

Anthony P. Makuch Toronto, ON Shares: 100,000 Options: 2,044,300

Anthony P. Makuch is the President and CEO of the Corporation. He is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. Prior to becoming President and CEO he was the Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. From 1998 to December 2005 he held several positions with Dynatec Corporation, including Operations Manager and VP Operations.

Mr. Makuch has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch also sits on the board of Trelawney Mining and Exploration Inc., and Pembrook Mining Corporation.

	Director, President and CEO	2007

*                            Mr. Bustamante, Mr. Rosado and Mr. Danino are officers of Hochschild Mining plc, which indirectly controls 130,540,922 Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, “dollars” or “$” means Canadian dollars.

Compensation Discussion and Analysis

This section of the Information Circular explains how the Corporation’s executive compensation program is designed and operated with respect to the President and CEO (referred to as “CEO” in the narrative discussion in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer (“CFO”), and the three other most highly compensated executives included in this reported financial year (together with the CEO and CFO collectively referred to as the “NEOs”, and each a “NEO”). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Information Circular.

The philosophy of the Compensation Committee of the Board of Directors (the “Compensation Committee”) is to determine compensation for the Corporation’s executive officers relative to the performance of the Corporation in executing on its objectives. Executive officers receive both fixed compensation and performance-based variable incentive compensation, which together represents Total Direct Compensation. To attract and retain top talent, fixed compensation is generally targeted at or near the median of the comparator market peers (excluding outliers) and performance recognition occurs through the delivery of variable short and longer-term incentive compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. A percentage of each NEO’s particular incentive award is based on the Compensation Committee’s determination of the overall performance of the Corporation, in addition to the Compensation Committee’s review of the NEOs’ individual performance. The Compensation Committee’s decisions with respect to Total Direct Compensation for NEOs for 2009 are noted below in the section “Compensation Decisions for 2009”.

Named Executive Officers

The CEO at the end of the most recently completed financial year-end was Anthony Makuch, who took office as the CEO as of March 1, 2008.

The CFO at the end of the most recently completed financial year-end was Mario Stifano, who took office as of October 15, 2008.

The three other most highly compensated executive officers for the last financial year were Brian Hagan, Executive Vice-President, Mike Kelly, Senior Vice-President of Operations, and Eric Kallio, Vice President of Exploration.

Objectives of the Compensation Program

The objectives of Lake Shore Gold’s executive compensation program are:

•                            to reward individual contributions in light of overall business results;

•                            to be competitive with the companies with whom the Corporation competes for talent;

•                            to align the interests of the executives with the interests of the shareholders; and

•                            to attract and retain executives who can help the Corporation achieve its objectives.

Market Benchmarking

It is a key element of the Corporations’ Compensation Philosophy that compensation be competitive within the market where we compete for talent. The Corporation participates annually in the Hay Group Global Mining Compensation review and in the Coopers Consulting Ltd. (“Coopers”) Mining Industry Salary Survey. In addition, the Compensation Committee obtained an independent report from Coopers Consulting Ltd. with data from a select population of companies to use as a benchmarking tool for the Corporation’s Salary Administration structure. The report provided raw data from a comparator group (the “Comparator Group”) of thirteen companies determined to be at a similar stage of growth either to where the Corporation is now or to the anticipated future stage the Corporation expects to achieve under its current development plans.

The members of the Comparator Group were as follows:

Agnico-Eagle Mines Limited	Inmet Mining Corporation
Aurizon Mines Ltd.	New Gold Inc.
Centerra Gold Inc.	Northgate Minerals Corporation
Eldorado Gold Corporation	Quadra Mining Ltd.
FNX Mining Company Inc.	Red Back Mining Inc.
HudBay Minerals Inc.	Yamana Gold Inc.
IAMGOLD Corporation

Coopers assessed the compensation (annual base salary, total cash compensation, and total compensation) and ran individual statistical and positions summary reports of the annual base salary, total cash compensation, and total compensation for each executive position for which there were sufficient data points in the Comparator Group.

Elements of Executive Compensation

Total Direct Compensation represents the combined value of fixed compensation and performance based variable incentive compensation, comprising: base salary, short-term incentive in the form of an annual cash bonus, and long-term incentives in the form of stock options.

The allocation of Total Direct Compensation value to these different compensation elements is not based on a formula, but rather is intended to reflect market practices as well as the Compensation Committee’s discretionary assessment of an executive officer’s past contribution and ability to contribute to future short and long-term business results.

Base Salary

Base salary is the fixed portion of Total Direct Compensation and is designed to provide income certainty and to attract and retain executives. Base salaries for NEOs are reviewed annually and typically are targeted at or near the mean of the Comparator Market Data (excluding outliers). Variances from the target are determined by the Compensation Committee and may be based on individual performance, the scope of the executive’s role within Lake Shore Gold, retention considerations and/or material differences in an executive officer’s responsibilities compared with similar roles in the Comparator Group. Based on the Comparator Group data it was determined that the Corporation’s base salaries for executive positions for 2009 were approximately 80% of the median salaries for corresponding positions in the Comparator Group, ranging from 61% to 102% of the median.

Short-term Incentives

The annual cash bonus is a short-term incentive that is intended to reward executive officers for their yearly individual contributions and performance of personal objectives in the context of overall annual corporate performance. Target payout values are pre-established by the Compensation Committee. The annual cash bonus is designed to motivate executives annually to achieve personal business objectives, to be accountable for their relative contribution to the Corporation’s performance, as well as to attract and retain executives. The Comparator Group data indicated that the target percentages for annual bonuses for the Corporation’s executive positions were generally competitive, though for some positions it was approximately 15% lower than the median of the Comparator Group.

Long-term Incentives

Long-term incentive compensation is provided through the granting of stock options. This incentive arrangement is designed to motivate executives to achieve longer-term sustainable business results,

align their interests with those of the shareholders and to attract and retain executives. Participants benefit only if the market value of Lake Shore Gold’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the Board at the time of grant, stock options vest 33 1/3% on each anniversary of the grant date for a period of three years and expire five years from the grant date. In general terms, the Lake Shore Gold stock option plan and the guidelines adopted by the Corporation for granting stock options to executives meet the standards in the market in terms of structure, guidelines, eligibility, number, terms and frequency of option grants.

Stock Options

Stock Option Granting Process

The Compensation Committee is responsible for approving all individual stock option grants to non-executive employees, and for recommending to the Board for its approval any stock option grants for executive officers.

Stock option grants are assessed at the time an employee joins the Corporation and thereafter annually. Employees may also be eligible for an option grant at the time of a promotion. The Corporation has adopted a Stock Option Grant Policy which provides for a grant of a number of options based on a pre-approved salary administration structure, involving a calculation of an employee’s target long-term incentive based on a specified percentage of the employee’s annual salary, divided by the grant date fair value of an option using the Black-Scholes Model, and multiplied by 3. In certain circumstances, the CEO and the VP of Human Resources may make recommendations to the Compensation Committee regarding individual stock option awards for recipients where a variance from the policy is proposed.

The CEO does not engage in discussions with the Compensation Committee regarding his own stock option grants. The Compensation Committee deliberates and considers the calculated number under the Stock Option Grant Policy as well as relevant market data and other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from management for all eligible employees and may accept or adjust these recommendations.

Stock option grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual, except in the case of a promotion, where previous option grants may be considered in determining an appropriate grant to bring the promoted employee’s option holdings into line with his or her new position.

Stock Option Plan Amendments

The Board has the authority to discontinue the stock option plan at any time without shareholder approval. The Board may also make certain amendments to the plan without shareholder approval, including such items as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date. No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the stock option plan. The stock option plan also provides that certain amendments be approved by the shareholders of Lake Shore Gold as provided by the rules of the Toronto Stock Exchange (“TSX”).

Other Compensation

Executive Officers receive other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers. Benefits include a defined contribution pension plan (as described below), traditional health and welfare programs and limited executive perquisites.

Certain executive officers who work at the Corporation’s head office are eligible for a Corporation-paid reserved parking stall which in 2009 was valued at approximately $3,700 for a full year.

How the Corporation Determines Compensation

The Role of the Compensation Committee

The Compensation Committee approves, or recommends for approval, all compensation to be awarded to the NEOs. The Compensation Committee directs management to gather information on its behalf, and provide initial analysis and commentary. The Compensation Committee reviews this material along with other information received from external advisors in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management recommendations or to consult its own external advisors.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs. Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Corporation. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for NEOs, and whether, and to what extent, criteria for the previous year have been achieved for those individuals. The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if requested by the Compensation Committee.

The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO does not engage in discussions with the Compensation Committee regarding his own Total Direct Compensation. The Director of Human Resources provides the Compensation Committee and the Chair of the Board with relevant market data and other information as requested, in order to support the Compensation Committee’s deliberations regarding the CEO’s Total Direct Compensation and subsequent recommendation to the Board.

Performance Assessment

The Compensation Committee’s comprehensive assessment of the overall business performance of Lake Shore Gold, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

The Compensation Committee’s assessment of performance is based on key performance indicators (“KPIs”) set annually for each member of senior management. The KPIs have three components with a weighting attached to each component. The first component is based on corporate objectives for financial performance, growth through development and exploration, and compliance with health, safety and environmental targets, which cumulatively represent between 25% and 65% of the bonus calculation, depending on the executive position. The second component is based on operational objectives and includes production and development targets for the year, and represents a weighting of between 10% and 45% of the bonus calculation, depending on the executive position. The third component, with a weighting of up to 50%, is based on individual objectives and is aligned with the business strategy and the executive’s role within the organization. As with the corporate objectives, individual executive officer’s performance objectives may include a combination of quantitative and qualitative measures.

The individual weightings for each NEO for 2009 were as follows:

NEO	Corporate	Operational	Individual
Anthony Makuch	65%	15%	20%
Mario Stifano	65%	15%	20%
Brian Hagan	35%	45%	20%
Eric Kallio	60%	20%	20%
Mike Kelly	35%	45%	20%

At the end of each year, the Compensation Committee reviews the results achieved and discusses them with management. For the purposes of Total Direct Compensation deliberations, the Compensation Committee then determines an overall rating for actual corporate performance relative to an expected level of performance. This overall corporate performance rating provides general context for the Compensation Committee’s review of individual performance by the NEOs.

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual Executive Officer who reports to the CEO. The Board Chair and Compensation Committee have in-camera discussions to complete an independent assessment of the performance of the CEO. The Compensation Committee then determines an overall individual performance rating for each individual Executive Officer and considers this rating in determining Total Direct Compensation.

Corporate and production objectives for 2009 were:

•                            Generating shareholder value through share price performance in the top 5 of a group of gold mining companies composed of Red Back Mining Inc., Centerra Gold Inc., New Gold Inc., Anatolia Minerals Development Limited, Osisko Mining Corporation, Romarco Minerals Inc., San Gold Corporation, Kinross Gold Corporation, Golden Star Resources Ltd., Detour Gold Corporation, Barrick Gold Corporation, Goldcorp Inc., NovaGold Resources Inc., Apollo Gold Corporation, Great Basin Gold Ltd., Yamana Gold Inc., Rubicon Minerals Corporation, Dundee Precious Metals Inc., Aurizon Mines Ltd., Northgate Minerals Corporation, Jaguar Mining Inc. and Kirkland Lake Gold Inc.,

•                            Raising funding of at least $50 million for the development of Timmins Mine and the Bell Creek Complex;

•                            Managing corporate cash flow and capital expenditures to fund development and growth initiatives within corporate budget;

•                            Supporting future growth through development and exploration;

•                            Executing planned development of the Timmins Mine and Bell Creek Complex advanced exploration programs

•                            Avoiding incidents that would be reportable to the Ministry of the Environment, with a target of no more than 1 incident and zero charges;

•                            Achieving a total medical injury frequency rate (incidents per 200,000 man hours) of 5 or less;

•                            Producing 7,500 ounces of gold from the Timmins Mine; and

•                            Advancing development to Thunder Creek at the 200 and 650 metre Levels to position the Corporation for bulk sampling in 2010.

A summary of the 2009 corporate performance results are noted in the section “Compensation Decisions Made for 2009 — Overall Corporate Performance”, below.

Internal Equity and Retention Value

Executive officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels. The difference between one executive officer’s compensation and that of the other NEOs reflects, in part, the difference in their relative responsibilities. The CEO’s responsibility for the management and oversight of the enterprise is greater than each of the executive officers’ respective business areas. As a result, the compensation level for the CEO is higher than for other NEOs.

The Compensation Committee also considers the retentive potential of its compensation decisions. Retention of the NEOs is critical to business continuity and succession planning.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current stock option grants or other forms of compensation because of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement. Similarly, the Compensation Committee does not purposely increase long-term incentive award values in a given year to offset less-than-expected returns from previous grants.

During the annual Total Direct Compensation deliberations, the Compensation Committee is provided with summaries of the history of each Executive Officer’s previously awarded Total Direct Compensation. These summaries help the Compensation Committee to track changes in an Executive Officer’s Total Direct Compensation from year to year and to remain aware of the historical compensation for each individual.

Compensation Decisions Made For 2009

Overall Corporate Performance

For the purposes of Total Direct Compensation deliberations, the Compensation Committee reviewed the 2009 corporate performance results and used this information to determine an overall rating to provide general context for the review of individual performance by the NEOs.

The Compensation Committee concluded that Lake Shore Gold had met all of its corporate and production objectives for 2009, by virtue of achieving the following results:

•                            The Corporation executed its plans for development at the Timmins Mine and Bell Creek Complex on time and on budget;

•                            Lake Shore Gold’s stock price increased 153% from December 31, 2008, to December 31, 2009;

•                            The Corporation was able to raise sufficient financing for its base operational and development objectives through equity issuances at minimal discounts to market, and in some cases at a premium to market, resulting in minimal dilution to existing shareholders;

•                            The Corporation was able to sell gold produced during the year at a price higher than the            average price for the quarter in which it was sold;

•                            The Corporation was able to achieve a total medical injury frequency rate (“TMIFR”) of 1.1 for the year, far surpassing the Corporation’s target TMIFR of 5, which resulted in Lake Shore Gold having one of the lowest TMIFRs among gold mining companies in Ontario (based on information from the Mines and Aggregates Safety and Health Association;

•                            The Corporation had zero reportable incidents or charges from the Ministry of the Environment;

•                            The Corporation mined 7,700 ounces of gold from the Timmins Mine;

•                            The Timmins Mine shaft was sunk to the 680 metre level;

•                            The Corporation advanced a drift towards the 630 Level by 170 metres in preparation for mining the Ultramafic zone in 2010;

•                            The Timmins Mine ramp advanced to the 220 metre elevation;

•                            Thunder Creek drive on 200 advanced 181 metres;

•                            The Corporation completed the refurbishment of the Bell Creek mill to 1,500 tons per day;

•                            The Corporation completed the dewatering of the Bell Creek shaft to 250 metres; and

•                            The Corporation advanced the drifts toward Thunder Creek by 128 metres on the 650 Level and 181 metres on the 200 metre Level.

Further information regarding Lake Shore Gold’s corporate financial and business performance can be found in Management’s Discussion and Analysis for the year ended December 31, 2009, filed on SEDAR (www.sedar.com).

Individual Performance

The Compensation Committee assessed the individual performance of each of the NEOs subjectively in light of their contributions towards the overall performance of the Corporation’s objectives, as well as their contributions to special projects. The Compensation Committee concluded that all of the NEO’s met their individual targets.

Decisions Related To Executive Compensation That Were Taken After Year End

Following year-end, the Compensation Committee considered and approved salary increases for certain officers, including the CEO, of up to 20%, to align the officers with the median average salary for the position based on the Comparator Group data.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Shares (being the percentage increase (or decrease) in the trading price of its Shares on a yearly basis based on an investment in the Corporation’s Shares on December 31, 2004) with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends. For comparison purposes it is assumed that $100 had been invested in the Corporation’s Shares and in the securities contained in the S&P/TSX Composite Index on December 31, 2004, and compounded annually thereafter. The Shares of the Corporation were previously listed for trading on the TSX Venture Exchange and commenced trading on the Toronto

Stock Exchange on November 15, 2005. On December 31, 2004, the closing price of the Corporation’s stock on the TSX Venture Exchange was $1.

Date	Dec 31 2004	Dec 31 2005	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009
LSG	$100	$247	$156	$175	$142	$413
S&P/TSX Composite	$100	$124.13	$145.55	$159.86	$107.10	$144.65

All of the current executive officers joined the Corporation after 2007. Since 2007, the overall trend in the Corporation’s stock price has been upward, more than doubling over that period. The Compensation Committee believes the increase in the stock price reflects, in part, the efforts of the executive officers in moving the Corporation and its business forward during that period and growing the Corporation from an exploration company into a mining company. The Compensation Committee believes those same factors justify the increases in executive compensation that have occurred over the same period.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			based	based	Annual	Term	Pension	All Other	Total
Name and		Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	($)	($)	($) (4)	Plans	Plans	($)	($)	($)
Anthony Makuch (1)	2009	500,000	—	1,009,985	550,000	—	30,000	—	2,089,985
	2008	333,333		1,377,740	460,000		20,000	330,000	2,521,073
Mario Stifano (2)	2009	270,000	—	307,922	148,500	—	16,200	—	742,622
	2008	57,719		125,865	28,500		2,700	—	186,284
Brian Hagan	2009	250,000	—	277,130	156,250	—	15,000		698,380
	2008	127,841		207,870	90,000		6,875	49,315	481,900
Eric Kallio	2009	210,000	—	307,922	131,250	—	12,600	—	661,772
	2008	80,500		161,828	40,250		2,100	—	284,678
Mike Kelly (3)	2009	13,820	—	543,385	6,910	—	0	—	564,115

(1)                     Anthony Makuch was appointed CEO of the Corporation effective March 1, 2008.

(2)                     Mario Stifano was appointed CFO of the Corporation effective October 15, 2008.

(3)                     Mike Kelly was appointed Senior Vice-President, Operations, effective December 14, 2009.

(4)                     The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 68.87%; risk free interest rate of 2.42%, and expected life of five years.

Each of the NEOs is employed by the Corporation pursuant to an employment contract which sets out the NEO’s base salary and target bonus entitlements.

Incentive Plan Awards

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
						Market or
					Number of	Payout
					Shares or	Value of
	Number of				Units	Share-
	Securities			Value of	of Shares	based
	Underlying	Option		Unexercised	That	Awards
	Unexercised	Exercise	Option	In-The-Money	Have Not	That Have
	Options	Price	Expiration	Options	Vested	Not Vested
Name	(#)	($)	Date	($)(1)	(#)	($)
Anthony Makuch	1,152,300	1.73	1/2/2013	2,765,520	—	—
	400,000	0.80	11/6/2013	1,332,000
	492,000	4.13	11/17/2014	—
Mario Stifano	375,000	0.89	10/15/2013	1,215,000	—	—
	150,000	4.13	11/17/2014	—
Brian Hagan	150,000	1.63	5/5/2013	375,000	—	—
	300,000	0.80	11/6/2013	999,000
	135,000	4.13	11/17/2014	—
Eric Kallio	300,000	1.28	8/11/2013	855,000	—	—
	150,000	4.13	11/17/2014	—
Mike Kelly	300,000	3.74	12/13/2014	117,000

(1)  Based on the December 31, 2009, closing price on the TSX, which was $4.13.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
		Share-based Awards -	Non-equity Incentive Plan
	Option-Based Awards - Value	Value Vested During the	Compensation - Value Earned During
	Vested During the Year	Year	the Year
Name	($)	($)	($)
Anthony Makuch	2,657,669.66	—	550,000
Mario Stifano	345,000	—	148,500
Brian Hagan	577,500	—	156,250
Eric Kallio	192,000	—	131,250
Mike Kelly	—	—	6,910

Pension Plan Benefits

DEFINED CONTRIBUTION PLAN

(a)	(b)	(c)	(d)	(e)
	Accumulated Value at			Accumulated Value at
	Start of Year	Compensatory	Non-compensatory	Year End
Name	($)	($)	($)	($)
Anthony Makuch	17,010.89	29,500	2,732.89	49,243.78
Mario Stifano	1,386.24	16,200	2,448.18	20,034.42
Brian Hagan	5,053.50	15,375	1,859.15	22,287.65
Eric Kallio	3,197.67	12,600	1,378.41	17,176.08
Mike Kelly	0	0	0	0

Every full time employee is eligible to participate in the Corporation’s pension plan as of the first day of the month following the employee’s date of hire, and the employee’s pension entitlement vests after one full year of continuous membership in the plan. The normal retirement age for the Corporation’s pension plan is 55. A terminated member can convert his or her pension plan assets into income (in the form of a life income fund or an annuity) at age 45 (10 years prior to the normal retirement date).

Contributions are calculated as 6% of an employee’s base salary, and the potential income to the employee at the time of payout is a function of the returns generated based on the investment decisions made, which are controlled by the employee. The Canada Revenue Agency stipulates the minimum and maximum amount that can be withdrawn annually from a locked-in retirement account by an employee based on a prescribed rate, the value of the account and the employee’s age.

The Corporation does not have any policies on granting extra years of credited service.

The Corporation does not currently have any deferred compensation plans.

Termination and Change of Control Benefits

Each NEO of the Corporation has an employment agreement in place which provides for a payment in the event that the NEO is terminated other than for cause, or in the event that a Triggering Event (as described below) occurs within 12 months following a Change of Control (as described below).

A “Change of Control” will have occurred if any one of the following circumstances transpires (a) more than 50% of the current Board is replaced other than through natural attrition; (b) anyone acquires 50% or more of the Corporation’s common shares or the shareholders approve such an acquisition; (c) the Corporation disposes of a majority of its property or assets or the shareholders approve such a disposition; (d) the Corporation becomes insolvent or bankrupt.

A “Triggering Event” means the occurrence of any one of the following events without the agreement of the NEO: (i) an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO; (ii) a diminution of the title of the NEO; (iii) a change in the position or body to whom the NEO reports; or (iv) a change in the hours or location of the NEO’s employment.

As well, the Corporation’s Stock Option Plan provides that all unvested options vest and become immediately exercisable upon a change of control, which is defined under the Stock Option Plan to mean the acquisition by any person (alone or together with joint actors) of not less than 20% of the issued and outstanding common shares of the Corporation.

In the event of a termination without cause, or both a Change of Control and Triggering Event,

•         the CEO would be entitled to a payment equal to 24 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage);

•         the Senior Vice President of Operations would be entitled to a payment equal to 6 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage) if the termination occurred in the first year of employment, 12 months’ if the termination occurred in the second year, and 18 months’ if the termination occurred in any year thereafter; and

•         each other NEO would be entitled to a payment of 12 months’ salary plus bonus and continued benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage).

There are no significant conditions or obligations with which a NEO must comply in order to receive payment.

Other significant terms of the agreements relating to the payments described above are that: none of the NEOs is required to mitigate his damages; each NEO is entitled to the full payment even if he obtains alternative employment; and the payment constitutes a full and final settlement of any claims that might otherwise exist as a result of termination of the NEO’s employment.

The following table sets out the estimated payments in the event of a termination or Triggering Event following a Change of control, assuming that the event giving rise to the payment occurred on the last business day of 2009.

PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

	Amount in respect of	Amount in respect of	Amount in respect of
	salary	bonus	benefits
	$	$	$	TOTAL
Anthony Makuch	1,000,000	1,000,000	8,665.92	2,008,665.92
Mario Stifano	270,000	135,000	4,332.96	409,332.96
Brian Hagan	250,000	125,000	4,332.96	379,332.96
Eric Kallio	210,000	105,000	4,332.96	319,332.96
Mike Kelly	140,000	70,000	865.62	210,865.62

Director Compensation

DIRECTOR COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
		Share-	Option-	Non-Equity
	Fees	based	based	Incentive Plan	Pension	All Other	Total
	Earned	Awards	Awards	Compensation	Value	Compensation	Compensation
Name	($)	($)	($) (3)	($)	($)	($)	($)
Alan Moon	92,611.41	—	104,693.56	—	—	—	197,304.97
K. Sethu Raman	65,000.00	—	104,693.56	—	—	—	169,693.56
Daniel G. Innes (1)	66,000.00	—	104,693.56	—	—	8,000	178,693.56
Ignacio Rosado	66,000.00	—	209,387.11	—	—	—	275,387.11
Michael Winn	63,388.59	—	104,693.56	—	—	—	168,082.15
Arnold Klassen	74,000.00	—	104,693.56	—	—	—	178,693.56
Ignacio Bustamante	57,138.89	—	209,387.11	—	—	—	266,526.00
Roberto Danino	7,978.26	—	209,387.11	—	—	—	217,365.37
Peter Crossgrove	8,608.70	—	209,387.11	—	—	—	217,995.81
Frank Hallam	9,608.70	—	209,387.11	—	—	—	218,995.81
Wayne O’Connor	8,608.70	—	209,387.11	—	—	—	217,995.81
Jonathan Gill	67,500.00	—	104,693.56	—	—	—	172,193.56
Anthony Makuch (2)

(1)                    All Other Compensation paid to Mr. Innes includes consulting fees.

(2)                    Mr. Makuch does not receive any compensation for his role as director and his compensation as President and CEO is reported in the Summary Compensation Table above.

(3)                    The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 68.87%; risk free interest rate of 2.42%, and expected life of five years.

Material Factors Necessary to Understand Director Compensation

The compensation scheme for non-executive directors for 2009 included the following cash payments:

•         an annual fee of $50,000;

•         an additional annual fee of $25,000 for the Chair of the Board;

•         an additional annual fee of $10,000 for the Chair of the Audit Committee;

•         an additional annual fee of $5,000 for the Chair of each other committee of the Board;

•         an additional $1,000 for each meeting attended in person, or for each meeting attended by telephone lasting at least one hour; and

•         an additional $1,000 per meeting attended in person for each director who has to travel from outside the province where the meeting is held.

Directors are also reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

Director Option-based Awards

DIRECTOR OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested ($)
Alan Moon	40,000	2.09	12/21/2010	81,600	—	—
	50,000	1.75	11/24/2011	119,000
	50,000	1.96	11/20/2012	108,500
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
K. Sethu Raman	40,000	2.09	12/21/2010	81,600	—	—
	50,000	1.75	11/24/2011	119,000
	50,000	1.96	11/20/2012	108,500
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
Daniel G. Innes	40,000	2.09	12/21/2010	81,600	—	—
	50,000	1.75	11/24/2011	119,000
	50,000	1.96	11/20/2012	108,500
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
Ignacio Rosado	102,000	4.13	11/17/2014	0	—	—
Ignacio Bustamante	102,000	4.13	11/17/2014	0	—	—
Michael Winn	75,000	0.77	13/04/2010	252,000	—	—
	40,000	2.09	12/21/2010	81,600
	50,000	1.75	11/24/2011	119,000
	50,000	1.96	11/20/2012	108,500
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
Arnold Klassen	50,000	1.60	5/25/2013	126,500	—	—
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
Jonathan Gill	50,000	1.27	8/8/2013	143,000	—	—
	60,000	0.80	11/6/2013	199,800
	51,000	4.13	11/17/2014	0
Roberto Danino	102,000	4.13	11/17/2014	0	—	—
Wayne O’Connor	36,500	2.12	06/24/2014	73,365	—	—
	102,000	4.13	11/17/2014	0
Peter Crossgrove	36,500	2.12	06/24/2014	73,365	—	—
	102,000	4.13	11/17/2014	0
Frank Hallam	54,750	0.75	1/4/2011	185,055	—	—
	36,500	2.12	6/24/2014	73,365
	73,000	0.82	1/7/2014	241,630
	237,250	0.55	9/21/2011	849,355
	102,000	4.13	11/17/2014
Anthony Makuch (1)

(1)       Option information for Mr. Makuch is disclosed above in the table describing Outstanding Share-Based Awards and Option-Based Awards for officers.

(2)       Based on the December 31, 2009, closing price on the TSX, which was $4.13.

The Board has adopted a policy of granting 51,000 options to each director at the time the director joins the board, and 51,000 annually. Option grants to directors are intended as a long term incentive and vest in equal portions over three years.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Alan Moon	133,001.42	—	—
K. Sethu Raman	133,001.42	—	—
Daniel G. Innes	133,001.42	—	—
Ignacio Rosado	—	—	—
Ignacio Bustamante	—	—	—
Michael Winn	133,001.42	—	—
Arnold Klassen	153,168	—	—
Jonathan Gill	94,832.02	—	—
Roberto Danino	—	—	—
Wayne O’Connor	64,970	—	—
Peter Crossgrove	64,970	—	—
Frank Hallam	1,257,060	—	—
Anthony Makuch (1)

(1)       Option information for Mr. Makuch is disclosed above in the table describing Incentive Plan Awards - Value Vested or Earned During the Year for officers.

To ensure that directors’ interests are aligned with those of the Corporation’s shareholders, the Board adopted a policy in 2008 that requires each director to hold shares of the Corporation with a market value of not less than $50,000. Directors have three years from the earlier of the date the policy was implemented and the date they joined the board to satisfy the requirement. The following table indicates whether each director has satisfied the requirement as of the date of this circular.

Director	Compliance Date
Alan C. Moon	May 15, 2011	Currently satisfies requirement
Daniel G. Innes	May 15, 2011	Currently satisfies requirement
Michael D. Winn	May 15, 2011	Currently satisfies requirement
K. Sethu Raman	May 15, 2011	Currently satisfies requirement
Arnold Klassen	May 15, 2011	Requirement not yet satisfied
Ignacio Rosado	November 18, 2012	Requirement not yet satisfied
Peter Crossgrove	November 6, 2012	Currently satisfies requirement
Frank Hallam	November 6, 2012	Currently satisfies requirement
Roberto Danino	November 18, 2012	Requirement not yet satisfied
Jon Gill	August 8, 2011	Requirement not yet satisfied
Ignacio Bustamante	November 18, 2012	Requirement not yet satisfied
Wayne O’Connor	November 6, 2012	Currently satisfies requirement

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Company’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans	10,507,238	(1)	$2.08	24,014,734
approved by security holders	2,486,482	(2)	$1.15	n/a
Equity compensation plans not approved by security holders	3,897,169	(3)	$1.09	n/a
Total

(1)       Securities issuable under the Corporation’s Stock Option Plan (described below).

(2)       Securities issuable by the Corporation under the West Timmins Mining Inc. stock option plan as a result of the business combination on November 6, 2009.

(3)       Securities issuable by the Corporation under West Timmins Mining Inc. warrants as a result of the business combination on November 6, 2009.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Corporation, none of the proposed directors of the Corporation and none of the associates of such persons is or has been indebted to the Corporation at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

MANAGEMENT CONTRACTS

Management services for the Corporation or its subsidiaries are not performed by persons other than the executive officers of the Corporation (see “Statement of Executive Compensation”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices.

1.       Board of Directors

a.        The following directors and/or nominees for election as director are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Alan C. Moon, K. Sethu Raman, Michael Winn, Jonathan Gill, Ignacio Rosado, Ignacio Bustamante, Arnold Klassen, Peter Crossgrove and Roberto Danino.

b.        Anthony Makuch is the President and CEO. Dan Innes has within the past three years received direct compensation from the Corporation of more than $75,000 within a 12-month period. Frank Hallam and Wyne O’Connor are former officers of one of the Corporation’s material subsidiaries. Each of them is therefore not considered independent for the purposes of National Instrument 58-101.

c.        A majority of directors is independent.

d.        Certain of the current directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Northern Superior Resources Inc.
TransAtlantic Petroleum Corp.
Avenir Diversified Income Trust
Anthony Makuch	Trelawney Mining and Exploration Inc.
Daniel G. Innes	FNX Mining Corporation
Zincore Metals Corp.
Michael D. Winn	Alexco Resource Corp.
NGEx Resources Inc.
Eurasian Minerals Inc.
Inca Pacific Resources Inc.
Iron Creek Capital Corp.
Sprott Resource Corp.
Lara Exploration Ltd.
Transatlantic Petroleum Ltd.
Reservoir Capital Corp.
K. Sethu Raman	Altai Resources Inc.
Moneta Porcupine Mining Inc.
Nico Mining Limited
Arnold Klassen	Northern Superior Resources Inc.
Zincore Metals Inc.
Ignacio Rosado	Hochschild Mining plc
Peter Crossgrove	Dundee REIT
Detour Gold Corporation QLT Inc.
Barrick Gold Corporation
Excellon Resources Inc.
Pelangio Exploration
Frank Hallam	Jerico Explorations Inc.
Platinum Group Metals Ltd.
Nextraction Energy Corp.
Roberto Danino	Hochschild Mining plc

e.        Each regularly scheduled Board meeting is either preceded or followed by an in camera meeting which members of management do not attend. The Chair informs management of the substance of these meetings to the extent that action is required by management. During 2009 the directors met four times when members of management were not in attendance.

f.         The Chair of the Board, Alan C. Moon, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO and at all times retains an independent perspective to represent the best interests of the Corporation.

g.        The following chart illustrates the number of meetings of the Board and each committee, and the directors’ attendance during 2009, with each director’s attendance shown relative to the number of meetings in which he was eligible to participate.

	Board		Committees
				Corporate		Health, Safety
				Governance and		Environment and
Director	Regular	Special	Audit	Nominating	Compensation	Community
Alan C. Moon	4/4	11/12	—	3/3	3/3	—
Daniel G. Innes	4/4	12/12	—	—	—	4/4
Michael D. Winn	3/4	11/12	4/4	3/3	—	—
K. Sethu Raman	3/4	12/12	—	—	2/3	—
Anthony Makuch	4/4	12/12	—	—	—	—
Arnold Klassen	4/4	8/12	4/4	—	—	—
Ignacio Rosado	4/4	11/12	4/4	—	3/3
Jonathan Gill	4/4	10/12	—	—	—	4/4
Ignacio Bustamante(1)	4/4	10/10	—	—	—	1/1
Wayne O’Connor(2)	1/1	1/1	—	—	1/1	—
Frank Hallam(2)	1/1	1/1	—	—	—	—
Peter Crossgrove(2)	1/1	1/1	—	—	—	—
Roberto Danino(3)	1/1	—	—	—	—	—

(1)    Mr. Bustamante became a director on March 12, 2009.

(2)    Messrs. O’Connor, Hallam and Crossgrove became directors on November 6, 2009.

(3)    Mr. Danino became a director on November 18, 2009.

2.       Board Mandate

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board acts in accordance with the Canada Business Corporations Act; the Corporation’s Articles of Continuance; the Corporation’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies. The Board approves significant decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

a.             Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation’s constating documents and Canadian corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

b.             Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the

Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

c.             Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.             Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of senior management. The performance of senior management is always under scrutiny.

e.             Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Corporation’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation’s relationship with its shareholders.

f.              Internal Control and Management Information Systems

The effectiveness and integrity of the Corporation’s internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation’s financial controls, the Board, through the audit committee which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.             Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Corporation’s Guide to Corporate Governance. The

Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Corporation in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.             Feedback

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

i.              Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.       Position Descriptions

a.        The Board has developed written position descriptions for the Chair and the Chair of each Board committee.

b.        The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.       Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business:

i.              Each new director is provided with a copy of the Board Manual, which contains the Corporation’s policies and provides a comprehensive introduction to the Board, its committees and its directors; and

ii.             The Chair determines what orientation to the nature and operation of the Corporation’s business will be necessary and relevant to each new director, based on the new director’s skill set and professional background, and ensures that adequate orientation is provided by the board or management, or by external service providers where necessary.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.              The Board Manual is updated annually and revised materials are given to each director.

ii.             The Board may request from management, technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for the non-technical directors.

iii.            As requested, site visits to the Corporation’s properties.

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

5.       Ethical Business Conduct

a.        The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR and is posted on the Corporation’s web site.

i.      A copy of the Code is provided to each director, officer, employee and consultant. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.     In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.    There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.        The Board complies with the conflict of interest provisions of the Canada Business Corporations Act, as well as relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.        In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.       Nomination of Directors

a.        In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.      the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.     the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

b.        The Corporate Governance and Nominating Committee is composed entirely of independent directors.

c.        The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.       Compensation

a.        The process by which the Board determines the compensation for executive officers of the Corporation is described in the Compensation Discussion and Analysis of the Compensation Committee. The Board determines the compensation for the Corporation’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.        The Board has a Compensation Committee composed entirely of independent directors.

c.        The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication. The Committee has the power to engage outside advisors and determine its own procedures.

8.       Other Board Committees

In addition to the Audit, Compensation, and Corporate Governance and Nominating committees, the Board has a Health, Safety, Environment and Community Committee (HSECC). The HSECC has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment, environmentally safe work practices and sustainable development, and appropriate community relations.

9.       Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors. Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter and the performance of the committee as a whole. The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board conducts an annual review of its performance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any proposed director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Corporation, except as disclosed herein.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com).

PARTICULARS OF MATTERS TO BE ACTED UPON

I.         Approval of Unallocated Options under the Option Plan

In accordance with the requirements of the TSX, every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder, must be approved by the majority of the issuer’s directors and the issuer’s securityholders. As the Corporation’s Stock Option Plan (the “Plan”) does not have a fixed maximum number of securities issuable pursuant thereto and was initially approved by the Corporation’s shareholders at the annual meeting of the Corporation on May 8, 2006 (and re-approved as amended on May 8, 2007) the shareholders will be asked to approve all unallocated options issuable pursuant to the Plan. The principal features of the Plan are summarized under “Amendments to the Option Plan” below.

In accordance with the requirements of the TSX, as part of the approval being sought at the Meeting, shareholders will be asked to ratify all options (the “Subsequent Options”) granted subsequent to May 8, 2009, up to the date of the Meeting. The following is a summary of Subsequent Options granted subsequent to May 8, 2009 up to March 31, 2010:

Optionees	Number of Options	Exercise Price Range
Directors	918,000	$4.13
Officers	1,587,000	$3.74 - $4.13
Employees	619,500	$1.33 - $4.13

If the resolutions approving all unallocated options under the Plan and ratifying the Subsequent Options are not approved by the shareholders at the Meeting, then currently outstanding options issued prior to May 8, 2009, will continue in full force and be unaffected, however, no new grants of options will be made pursuant to the Plan, the Subsequent Options will be cancelled and currently outstanding options that are cancelled or terminated will not be available to be re-granted by the Corporation.

Shareholders will be therefore asked at the Meeting to pass the following resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.       all unallocated options, rights or other entitlements under the Corporation’s Stock Option Plan be hereby approved until the date that is three years from the date hereof, being May 5, 2013, and the Subsequent Options (as such term is defined in the management information circular of the Corporation dated April 6, 2010 (the “Circular”)) are hereby ratified and confirmed.

2.       any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

In order to be effective, the above resolutions must be approved by a majority of the Common Shares represented by the shareholders present at the Meeting in person or by proxy. It is key to ensure employee retention and attract skilled directors, officers and employees in the future that our shareholders approve this resolution.

The management representatives named in the attached form of proxy intend to vote in favour of the above resolutions, unless a shareholder specifies in the proxy that his or her Common Shares are to be voted against such resolutions.

II.   Amendments to the Option Plan

At the Meeting, shareholders will also be asked to consider and, if deemed fit, approve certain proposed amendments to the Plan, all as further described below.

Specifically, shareholders of the Corporation will be asked to approve at the Meeting, with or without amendment, resolutions authorizing the Corporation to amend its existing Plan to reflect the changes adopted by the Board of Directors on March 10, 2010 and highlighted in the blackline copy of the Plan attached to this management information circular as Schedule “A” (the “Amendments”). The following outlines the principal features of the Plan and the Amendments proposed thereto:

1.       Under the Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of, and consultants to, the Corporation and its subsidiaries are eligible participants in the Plan (“Eligible Participants”). Additional language has been added to the revised Plan to clarify that consultants must meet the definition of “consultant” under applicable securities regulations for prospectus and registration exemptions, which was not specified in the 2007 version of the Plan (although that was the practice adhered to by the Board).

2.       The Plan is a “rolling” stock option plan, under which the aggregate number of Shares which may be subject to option at any one time may not exceed 10% of the issued and outstanding Shares of the Corporation as of that date including Shares issued as a result of the exercise of options. Ten percent of the 348,532,776 issued and outstanding Shares of the Corporation as at March 22, 2010, is 34,853,277. There are, as of March 22, 2010, 9,812,702 options outstanding (representing 2.82% of the issued and outstanding Shares) and 25,040,575 available for issuance (representing 7.18% of the issued and outstanding Shares) under the Plan.

3.       The Plan as amended pursuant to the Amendments provides that under no circumstances shall the Plan, together with all of the Corporation’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in: (i) the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares; (ii) the number of Shares issued to insiders, within a one year period, exceeding 10% of the issued and outstanding Shares; or (iii) the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares. As well, the Plan has been amended to prohibit option grants to non-executive directors of the Company in excess of 1% of the outstanding issued Shares.

4.       The exercise price for an option granted under the 2010 Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the Corporation’s Shares traded. The Corporation presently does not have a share purchase plan and does not grant stock appreciation rights.

5.       Options granted have a vesting period determined by the Board or, if applicable, the Exchange policies. The Board generally imposes a vesting schedule on option grants which provides for the vesting of a third of the options granted after the first anniversary of the grant, a third after the second anniversary, and a third after the third anniversary. A provision has been added in the Plan that also allows the Board to make the vesting of option grants subject to performance criteria, and to make option grants subject to claw-back policies of the Corporation as such policies may be adopted by the Corporation from time to time..

6.       Options may not be granted for a term exceeding 10 years. An option expiring during a blackout period of the Corporation on trading of Shares of the Corporation will be extended to ten days after the end of such blackout.

7.       Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, or to a trust, RESP or RRSP or similar legal entity established by the optionee.

8.         Under the Plan, as amended, if the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has until the earlier of 90 days thereafter and the expiry date of the options within which to exercise any vested option not exercised prior to the date of ceasing to be an Eligible Participant, or any option which becomes vested during such 90-day period. Where, however, the employment or service contract with an optionee is terminated (i) other than for cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable for five (5) business days following the date of personal delivery of a written notice of termination to the optionee. In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

9.       The Plan requires shareholder approval for any of the following amendments, as detailed in the Plan:

a.        a change from a fixed maximum percentage to a fixed maximum number. As part of the Amendments, it is made clear also that an increase in the maximum number of Shares reserved for issuance under the Plan will also require shareholder approval;

b.        any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.        the addition of any form of financial assistance;

d.        any amendment to a financial assistance provision which is more favourable to Optionees;

e.        the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving Shares while no cash consideration is received by the Corporation; and

f.         any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders;

The Amendments to the Plan also provide for the additional two items that require shareholder approval: (i) a reduction to the range of amendments requiring shareholder approval contemplated by the Plan; and (ii) any change permitting the transfer of the beneficial ownership of options other than for normal estate settlement purposes.

10.                    The revised Plan requires disinterested shareholder approval for certain changes to the terms of any options granted to an Insider.

11.                    Under the revised Plan, the Board may, subject to receipt of requisite regulatory approval where required, in its sole discretion (without shareholder approval) make all other amendments to the Plan that are not of the type contemplated above including, without limitation:

a                            amendments of a “housekeeping” nature;

b.                        a change to the vesting provisions of an option granted under the Plan not otherwise prohibited by the Plan;

c.                         a change to the termination provisions of an option granted under the Plan which does not entail an extension beyond the original expiry date; and

d.                        the addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan reserve.

12.                    Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a stock dividend. In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the Plan.

Shareholders will be asked at the Meeting to consider and, if thought fit, authorize the resolutions substantially in the form set forth below to approve the Amendments (the “Stock Option Plan Resolutions”).

In order to be effective, the Stock Option Plan Resolutions must be approved by a majority of the Common Shares represented by the shareholders present at the Meeting in person or by proxy.

“BE IT RESOLVED THAT:

1.                          the amendments to the Stock Option Plan of the Corporation substantially as described in the Circular and as reflected in Schedule “A” to the Circular (the “Amendments”), be and are hereby authorized and approved;

2.                          any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.

The management representatives named in the attached form of proxy intend to vote in favour of the Stock Option Plan Resolutions, unless a shareholder specifies in the proxy that his or her Common Shares are to be voted against the Stock Option Plan Resolutions.

If the Stock Option Plan Resolutions are approved, the Amendments will become effective and the Plan, as amended pursuant to the Amendments, will remain in force and all options granted under the Plan to date will remain outstanding, in each case without any amendment to their terms.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting of shareholders must comply with section 137 of the Canada Business Corporations Act. In order to have a proposal and any supporting statement included in the Corporation’s management proxy circular for the next annual meeting of shareholders, the proposal and supporting statement must be received by the Corporation no later than January 7, 2011.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation to request copies of the financial statements and Management’s Discussion and Analysis. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

(signed) Alasdair Federico

DATED at Toronto, Ontario	Alasdair Federico
April 6, 2010	General Counsel & Corporate Secretary

SCHEDULE “A”

LAKE SHORE GOLD CORP.

EVERGREEN STOCK OPTION PLAN (2007)
(Amended March 10, 2010)

PART 1
INTERPRETATION

1.1                                                      Definitions. In this Plan the following words and phrases shall have the following meanings, namely:

(a)                    “Blackout Period” means the interval of time during which the Company has determined that no Optionee may exercise any options of the Company;

(b)                   “Board” means the board of directors of the Company;

(c)                    “Company” means Lake Shore Gold Corp.;

(d)                   “Disinterested Shareholders” means the votes of Shares held directly or indirectly by Insiders benefiting from the amendment for which approval is sought are excluded.

(e)                    “Eligible Participant” means employees, Service Providers, directors, officers, as defined herein, of the Company, its subsidiaries or Service Providers.

(f)                      “Exchange” means The Toronto Stock Exchange or if the Company is not listed on The Toronto Stock Exchange then any other stock exchange on which the Shares are listed for trading;

(g)                   “Exchange Policies” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)                   “Exercise Price” means the price for which Shares may be purchased in accordance with an option granted under this Plan;

(i)                       “Expiry Date” means the date that is the earlier of ten years from the date of grant of the option, or such shorter period as prescribed by the Exchange or by the Board or, in the case of options that expire during, or within 10 days of the expiry of, a Blackout Period, ten days after the expiry of such Blackout Period;

(j)                       “Insider” has the meaning ascribed thereto in the Exchange Policies;

(k)                    “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 1.9 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids, as amended from time to time;

(l)                       “Market Price” means the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the date of grant of options;

(m)                 “Optionee” means the recipient of an incentive stock option;

(n)                   “Plan” means this stock option plan as from time to time amended;

(o)                   “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(p)                   “Securities Laws” means the act, policies, bylaws, rules, instruments and regulations of the securities commissions governing the granting of options by the Company and related matters, as amended from time to time;

(q)                   “Service Provider” means a person or a company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more and who qualifies as a “consultant” under section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time;

(r)                      “Shares” means common shares of the Company.

1.2                                                      Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.1                                                      Purpose. The purpose of this Plan is to attract and retain employees, directors, officers and Service Providers to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.1                                                      Administration. This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members (the “Committee”).

3.2                                                      Committee’s Recommendations. The Board may accept all or any part of recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.

3.3                                                      Grant by Resolution. The Board may, by resolution, grant options to Eligible Participants, or such other eligible Optionees as permitted by Exchange Policies and Securities Laws, and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.4                                                      Grant to Eligible Participants. The Committee may, by resolution, grant options to those Eligible Participants who are not Insiders of the Company or its subsidiaries and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.5                                                      Terms of Option. The resolutions of the Board and the Committee shall specify the number of Shares to be placed under option to each Eligible Participant, the Exercise Price to be paid for such Shares upon the exercise of each such option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such option may be exercised. In addition, at the sole discretion of the Board, or the Committee as the case may be, at the

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time of the grant, options may be made subject to: (i) performance conditions to be achieved by the Company, a class of Eligible Participants or by the Optionee, as a condition for the vesting of such options and/or (ii) any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time.

3.6                                                      Written Agreement. Every option granted under this Plan shall be evidenced by a written agreement or grant letter, containing such terms and conditions as required by Exchange Policies and Securities Laws, between the Company and the Optionee and, where not expressly set out in the agreement or grant letter, the provisions of such agreement or grant letter shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement or grant letter and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.1                                                      Exercise Price. The exercise price of an option granted under this Plan shall be not less than the Market Price.

4.2                                                      Expiry Date. Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.3                                                      Different Exercise Periods, Prices and Number. The Board and the Committee may, in their absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.3 hereof, specify a particular time period or periods following the date of granting the option during which the Optionee may exercise his or her option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his or her option during each such time period.

4.4                                                      Death of Optionee. If an Optionee dies prior to the expiry of his or her option, his or her legal representatives may, within the earlier of one year from the date of the Optionee’s death, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or the Expiry Date of the option, exercise that portion of an option granted to the Optionee under this Plan which remains outstanding.

4.5                                                      Termination of Engagement. In the event that an Optionee ceases to be an Eligible Participant for any reason other than death, then such Optionee has the lesser of 90 days, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or until the Expiry Date within which to exercise any option that is exercisable or that becomes exercisable prior to the end of such period, which has not been exercised prior to the date of ceasing to be an Eligible Participant. However, where the employment of an employee or the engagement of a Service Provider or Insider is terminated (i) without a valid cause the Board may, in its discretion, amend the terms of any option held by such Optionee to permit such person to exercise any or all of such options as if such Optionee’s employment or engagement had not been terminated and (ii) for cause the Board may, in its discretion, amend the terms of any options held by such Optionee that have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice to the Optionee.

4.6                                                      Assignment. No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such Optionee.

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4.7                                                      Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.8                                                      Payment Options may be exercised in whole or in part at any time, subject to any applicable vesting provisions, prior to their lapse or termination. Shares purchased by an Optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.1                                                      Sufficient Authorized Shares to be Reserved Whenever the Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan.

5.2                                                      Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan shall be 10% of the issued and outstanding Shares at the time of the stock option grant. Any issuance of Shares from treasury, including issuances pursuant to exercise of options, shall automatically replenish the number of Shares issuable under the Plan.

5.3                                                      Maximum Number of Shares Reserved for Insiders Under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)                    the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares;

(b)                   the number of Shares issued to insiders, within a one year period, exceeding 10% of the issued and outstanding Shares; or

(c)                    the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

In addition, option grants to non-executive directors of the Company shall not exceed 1% of the outstanding issued Shares.

PART 6
CHANGES IN OPTIONS

6.1                                                      Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.2                                                      Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.3                                                      Effect of a Take-Over Bid If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control

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person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option (“Option Shares”) will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)                    the Offer is not completed within the time specified therein including any extensions thereof; or

(b)                   all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.3 shall be reinstated. If any Option Shares are returned to the Company under this section 6.3, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.4                                                      Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror or a Change of Control, as defined in s. 6.5, occurs, the directors may, upon notifying each Optionee of full particulars of the Offer or the Change of Control, declare all Option Shares issuable upon the exercise of Options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer or the Change of Control.

6.5                                                      Effect of a Change of Control If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee. “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act, of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than twenty percent (20%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

6.6                                                      Certain Adjustments In order to prevent substantial enlargement or dilution of the rights granted to, or available for, holders of options as compared to holders of Shares, in the event:

(a)                    that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

(b)                   of any distribution of evidences of indebtedness or assets of the Company (excluding dividends paid in the ordinary course) to all holders of Shares; or

(c)                    that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

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then in any such case, subject to prior approval of the relevant stock exchanges, the number of Shares reserved for issuance and available for options under the Plan, the number of Shares subject to outstanding options and the exercise price per option shall be proportionately adjusted.

PART 7
SECURITIES LAWS AND EXCHANGE POLICIES

7.1                                                      Exchange Policies and Securities Laws Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8
AMENDMENT OR DISCONTINUANCE OF PLAN

8.1                                                      Shareholder Approval of Amendments Shareholder approval shall be obtained for any of the following amendments to the Plan:

(a)                    a change from fixed maximum percentage to a fixed maximum number, or an increase to the maximum number of Shares that may be reserved for issuance under the Plan;

(b)                   any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing Insider participation;

(c)                    the addition of any form of financial assistance;

(d)                   any amendment to a financial assistance provision which is more favourable to Optionees;

(e)                    the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company;

(f)                      any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially Insiders of the Company, at the expense of the Company and its existing shareholders.;

(g)                   a reduction to the range of amendments requiring shareholder approval contemplated by this section 8.1; and

(h)                   any change permitting the transfer of the beneficial ownership of options other than for normal estate settlement purposes.

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8.2                                                      Disinterested Shareholder Approval of Amendment Disinterested Shareholder approval shall be obtained for any reduction in the exercise price, or extension of the term, of options granted under this Plan to any Insider or any change to participation limits of Insiders under this Plan.

8.3                                                      Amendment to Plan by Board of Directors The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval) make all other amendments to the Plan that are not of the type contemplated in section 8.1 or 8.2 above including, without limitation:

(a)                    amend typographical, clerical and grammatical errors;

(b)                   a change to the vesting provisions of an option or the Plan;

(c)                    reflect changes to applicable securities laws;

(d)                   change to the termination provisions of an option or the Plan which does not entail an extension beyond the Expiry Date;

(e)                    reduce the exercise price of an option for an Optionee who is not an Insider; and

(f)                      the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

8.4                                                      Shareholder Approval Required by Securities Laws or Exchange Policies Notwithstanding the provisions of section 8.1 or 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 8.1 or 8.3, to the extent such approval is required by any applicable Securities Laws or Exchange Policies.

8.5                                                      Consent Required Notwithstanding all of the foregoing in part 8, no amendment to the Plan may alter or impair any of the terms of any options previously granted to an Optionee under the Plan without the consent of the Optionee.

8.6                                                      Shareholder Approval of Plan This Plan must receive shareholder approval every three years, at the Company’s Annual General Meeting.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION PLANS

9.1                                                      Other Compensation Plans Not Affected This Plan shall not in any way affect the policies or decisions of the Board in relation to the compensation of employees, Insiders and Service Providers.

PART 10
OPTIONEE’S RIGHTS AS A SHAREHOLDER

10.1                                                No Rights Until Option Exercised An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

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PART 11
EFFECTIVE DATE OF PLAN

11.1                           Effective Date. This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company. The Company may grant options under this Plan prior to Shareholder approval, provided that no exercise of such option or right may occur until Shareholder approval is obtained.

DATE OF PLAN: MAY 2007

AMENDED: MARCH 10, 2010

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